                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                        CIRCUS CIRCUS ENTERPRISES, INC.
                               (Name of Issuer)

                       COMMON STOCK, $.01 2/3 PAR VALUE
                        (Title of Class of Securities)

                                  172909 10 3
                                (CUSIP Number)

                                                 with a copy to:
William A. Richardson                            Mary Ellen Kanoff, Esq.
Executive Vice President                         Latham & Watkins
Circus Circus Enterprises, Inc.                  633 West Fifth Street
2880 Las Vegas Blvd., South                      Suite 4000
Las Vegas, Nevada 89109                          Los Angeles, California  90071
(702) 794-3806                                   (213) 485-1234

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 1, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. [_]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------                                       -------------------
CUSIP No. 172909 10 3                                       Page 2 of ___ Pages
- ---------------------                                       -------------------

- --------------------------------------------------------------------------------
 1  NAME OF PERSON
      WILLIAM A. RICHARDSON
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF                                     (a) [_]
    MEMBER OF A GROUP*
                                                                     (b) [_]
- --------------------------------------------------------------------------------
 3  SEC USE ONLY

- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*
      PF
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                      [_]
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
- --------------------------------------------------------------------------------
                           7   SOLE DISPOSITIVE POWER
 NUMBER OF                       6,457,807
 SHARES                ---------------------------------------------------------
 BENEFICIALLY              8   SHARED VOTING POWER
 OWNED BY                        N/A
 EACH                  ---------------------------------------------------------
 REPORTING                 9   SOLE DISPOSITIVE POWER
 PERSON WITH                     6,457,807
                       ---------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                 N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
      6,457,807
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
    EXCLUDES CERTAIN SHARES*
      N/A
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.3%
- --------------------------------------------------------------------------------
14  TYPE OF PERSON REPORTING*
      IN
- --------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 1 amends and restates in its entirety the Schedule 13D previously filed by William A. Richardson on June 12, 1995 and relates to the shares of Common Stock, $.01 2/3 par value per share (the "Shares"), of Circus Circus Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by William A. Richardson (the "Reporting Person").

          (b) The Reporting Person's business address is 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

          (c) The present principal occupation of the Reporting Person is Director and Executive Vice President of the Issuer. The Issuer is primarily engaged in the gaming business and its principal executive offices are located at 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., Michael S. Ensign, the Reporting Person, David
R. Belding, Peter A. Simon II and Robert J. Verchota, as amended (the "Merger Agreement"), the Reporting Person agreed to transfer to certain subsidiaries of the Issuer his indirect interests in (i) three operating and licensed Nevada casinos, (ii) two gasoline service stations, holding restricted gaming licenses,
(iii) an Illinois-licensed riverboat gaming facility, and (iv) various development properties located in Nevada, Indiana/Kentucky, and Mississippi (collectively, the "Gold Strike Properties"). In return, the Issuer agreed to issue 6,457,807 Shares, and distribute $4,762,650 in cash, to the Reporting Person. After the parties to the Merger Agreement obtained the requisite gaming and other governmental approvals and bank consents, the transactions contemplated by the Merger Agreement were effected (the "Closing") on June 1, 1995 (the "Closing Date"), resulting in, among other things, the transfer by the Reporting Person of the Gold Strike Properties to certain subsidiaries of the Issuer and the issuance and distribution by the Issuer of 6,457,807 Shares and $4,762,650 in cash to the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person acquired the 6,457,807 Shares for investment purposes. Subject to compliance with the Standstill Agreement (as defined below) and compliance with

                              Page 3 of ___ Pages
applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may purchase additional Shares or dispose of some or all of his Shares from time to time in open market transactions, private transactions or otherwise.

          The Reporting Person intends to participate in the formulation, determination and direction of basic business decisions and policies of the Issuer by virtue of his membership on the Issuer's Board of Directors and his service as an executive officer of the Issuer. For further discussion of (i) the Merger Agreement which contains provisions relating to the Reporting Person's membership on the Issuer's Board of Directors and (ii) the Employment Agreement (as defined below) which contains provisions relating to the Reporting Person's employment as an executive officer of the Issuer, see Item 6, below.

          Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer's business or corporate structure or which relate to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (i) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The 6,457,807 Shares beneficially owned by the Reporting Person constitute approximately 6.3% of the total number of Shares outstanding as of the open of business on the

                              Page 4 of ___ Pages

Closing Date, after giving effect to the issuance of 16,291,551 Shares on such date in connection with the Closing.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 6,457,807 Shares beneficially owned by him.

          (c) Except as set forth herein, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As described in Item 3, the Merger Agreement sets forth the Reporting Person's agreement to sell his interests in the Gold Strike Properties in return for the issuance of 6,457,807 Shares, and the distribution of $4,762,650 in cash, to the Reporting Person.

          In connection with the transactions contemplated by the Merger Agreement, the Issuer's Bylaws were amended to increase the number of Class II Directors from two to three. Pursuant to the Merger Agreement, on the Closing Date, the Reporting Person was elected by the Issuer's Board of Directors to fill the Class II vacancy resulting from the foregoing amendment to the Bylaws for the balance of the current term of such class. The Merger Agreement also requires the Issuer, at the end of the current term of the Reporting Person, to use its best efforts to cause the Reporting Person (or another individual designated by the Reporting Person) to be nominated for election to a full term when that class next stands for election in 1996.

          In connection with the Closing, the Reporting Person also entered into the following agreements with the Issuer which relate to the management and securities of the Issuer: Employment Agreement, Standstill Agreement, Registration Rights Agreement and Agreement Pursuant to Joint Venture Agreement. Each of which is discussed below.

          The Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer requires, among other things, the Issuer to employ the Reporting Person as Executive Vice President for a term of three years subject to automatic renewal unless the Reporting Person or the Issuer provides written notice to the contrary.

          The Standstill Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer (the "Standstill Agreement"), contains a number of customary "standstill" restrictions, including limitations on the number of Shares which the Reporting Person can beneficially own. Pursuant to such restrictions, the Reporting Person has agreed, among other things and except in certain circumstances, for a five year period beginning on the Closing Date (i) not to acquire more than 9.9% of the outstanding equity securities of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal.

          The Registration Rights Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota, provides the Reporting Person with certain demand and piggyback registration rights with respect to the Shares acquired by him pursuant to the Merger Agreement.

          The Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, Glenn W. Schaeffer and the Reporting Person, requires, during a certain period of time, the foregoing individuals to jointly and severally pay to the Issuer liquidated damages upon the occurrence of certain events relating to (i) the management of a joint venture which is currently managed by an affiliate of the Issuer and
(ii) such individuals' employment with the Issuer or such individuals' beneficial ownership of the capital stock of the Issuer.

          The description of the terms of the Merger Agreement, Employment Agreement, Standstill Agreement, Registration Rights Agreement and Agreement Pursuant to Joint Venture Agreement set forth herein does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to

                              Page 5 of ___ Pages
such agreements, which are set forth as Exhibits 99.1 to 99.6 hereto. Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

          Except as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits of loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Robert J. Verchota.

          99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Robert J. Verchota.

          99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.

          99.4 Standstill Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.

          99.5 Registration Rights Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.

          99.6 Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, Glenn W. Schaeffer and the Reporting Person.

                              Page 6 of ___ Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 26, 1995                    /s/ WILLIAM A. RICHARDSON
                                        ---------------------------------
                                        William A. Richardson

                              Page 7 of ___ Pages

                                  EXHIBIT LIST

          99.1 Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Robert J. Verchota (incorporated by reference to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995).

          99.2 First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Robert J. Verchota.

          99.3 Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.

          99.4 Standstill Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.

          99.5 Registration Rights Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, the Reporting Person, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.

          99.6 Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and Michael S. Ensign, Glenn W. Schaeffer and the Reporting Person (incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer's Annual Report on Form 10-K for the year ended January 31, 1995).

                              Page 8 of ___ Pages